1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 689-4441 Fax: (561) 659-0701 www.harriscramer.com

October 16, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:

Options Media Group Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 1, 2009

Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009

File No. 333-147245

Dear Mr. Spirgel:

We are counsel to Options Media Group Holdings, Inc. On behalf of our client, we are responding to the Staff’s comment letter dated September 16, 2009. Our client is filing a Form 10-K/A for the year ended December 31, 2008. The numbers set forth below correspond to the numbers in the Staff’s comment letter:

Form 10-K for the Year Ended December 31, 2008

SEC Comment

Business, page 1

1.

Please expand your disclosure to explain how you obtain the data for your database and describe the software and hardware you provide to your customers. See Item 101(h)(4) of Regulation S-K.

Response

See page 4 of the Form 10-K/A for our expanded disclosure on the requested information.

SEC Comment

Corporate History and Acquisitions, page 6

2.

We note that the sellers of 1 Touch Marketing, LLC are entitled to receive up to 6,000,000 shares of the company upon achievement of certain performance milestones. We also note your statement on page F-8 that as of December 31, 2008, the earn-out payment "was not earned." Please expand your disclosure to address the nature of the performance milestones, the number of shares that were still eligible to be awarded as of the end of the fiscal period and the timeframe in which such shares may be awarded.

Response

See pages 5 and 6 of the Form 10-K/A for our expanded disclosure on the requested information.

Mr. Larry Spirgel

October 16, 2009

SEC Comment

Management’s Discussion and Analysis of Financial Condition….page 8

3.

The Commission's Interpretive Release No. 34-48960, “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. We note that your auditors have substantial doubt about your ability to continue as a going concern and we further note your statement on page 12 that you are seeking to raise additional money to meet your working capital needs and to remain operational. Please provide more detailed and quantified disclosure, as to your viable plan of operation which, if successful, will address these matters. In addition, we note your statement on page 10 that you expect your lead products and list management to be a lesser percentage of total revenue in future periods, while you expect your SMS product line to represent a larger proportion of your revenue. Please expand your disclosure to provide the bases for management's beliefs.

Response

See pages 10 and 11 of the Form 10-K/A for our expanded disclosure on our working capital needs and viable plan to remain operational. On page 9, we discuss our Leads, List Management and SMS revenue percentages and the changes in 2009, which we believe is sufficient to answer the Staff’s question.

SEC Comment

Critical Accounting Estimates

Valuation of Long-Lived and Intangible Assets and Goodwill, page 9

4.

We note that you test these assets tor impairment using the guidance in SFAS 142 and 144. Please tell us how you have been able to conclude at December 31, 2008 and at March 31 and June 30, 2009 that there has been only one impairment given your precarious financial condition and going concern disclosure. We note your risk factors in Form 10-K, the Report of your Independent Registered Public Accounting Firm and the related going concern disclosure and your disclosure of at the bottom of page 20 of Form 10-Q for June 30, 2009 regarding Liquidity and Capital Resources. In your response, please discuss in detail your impairment testing, expand your disclosure in future filings and provide us with the proposed disclosure.

Also please tell us about the evaluation that was performed at December 31, 2008 that resulted in the impairment of an email database as disclosed on page F-16.

Response

The Company tests goodwill annually as of its fiscal year-end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To test impairment, since management considers the Company to operate in one segment, it follows the quoted market price valuation method in FASB Statement 142 paragraph 23. Specifically, at December 31, 2008 management computed the reporting unit fair value based on the free traded shares times the quoted market price of $0.91 or $11,375,000. Management believes that all outstanding shares (free traded and restricted) should actually be used in the computation and thus the method it used was very conservative. In addition, actual fair value of the reporting unit would likely be in excess of the market capitalization since the market capitalization represents a minority interest valuation rather than a controlling interest valuation. The $11,375,000 market capitalization of the free traded shares exceeded the carrying value of the reporting unit (assumed to be the stockholders' equity of the

Mr. Larry Spirgel

October 16, 2009

Company for a one segment business) and therefore no goodwill impairment was required. Although the next step was therefore not required, management did compute the implied fair value of the goodwill and noted that at $12.1 million it exceeded the fair value of the reporting unit as well again indicating no goodwill impairment required. As of March 31, 2009, the Company’s stockholders equity had decreased by approximately $800,000 and the quoted price of its common stock had decreased by approximately $0.43 to $0.48 from $0.91. Given these change in circumstances management retested its goodwill impairment. Management used total outstanding shares but valued the restricted shares at a 50% discount to the $0.48 quoted trading price as of March 31, 2009 to be conservative. This resulted in a fair value of the reporting unit that exceeded the reporting unit carrying value by approximately $7.4 million indicating no goodwill impairment. At June 30, 2009, the Company’s stockholders equity decreased by approximately $660,000 and the stock price decreased to $0.29 from $0.48. Accordingly, management again tested for goodwill impairment. Management used the $0.29 stock price for free traded shares and a contemporaneous private placement sales price of $0.25 per share for the restricted outstanding shares. This resulted in a reporting unit fair value of approximately $15 million which exceeded the reporting unit carrying value of $8.8 million and accordingly, no goodwill impairment. Management also noted that had it discounted the quoted trading price by 50% similar to the method used at March 31, 2009, there would still be no impairment.

Management tests intangible assets (other than goodwill) for impairment annually as of the Company’s fiscal year-end or more frequently if events or changes in circumstances indicate the intangible asset may be impaired. The Company groups its intangible assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Specifically, since management could not separate the cash flows of the Company’s customer lists, e-mail data base and non-compete agreements, it performed an asset impairment test on these combined assets. Based on the amortized life, management measured the sum of the undiscounted estimated future cash flows from the intangible assets and compared it to the carrying amount of such assets at the reporting date. The estimated undiscounted cash flows used for the computation were approximately $3.1 million (conservatively not considering estimated terminal values) which represented only two years of projected cash flows (approximately $530,000 for 2009 and $2.6 million for 2010. Management compared the undiscounted estimated cash flows to the approximate net carrying value of the intangible assets of $1.1 million at December 31, 2008. Since the undiscounted cash flows exceeded the carrying amount, no impairment was recorded. Management believes that internal operating results during the first and second quarters were consistent or improved as compared with that as of year-end and accordingly given the accelerated and short terms of depreciation on the intangible assets and the fact that at the interim reporting dates they made up only 4% to 5%, of total assets, no further impairment testing was deemed necessary at March 31, 2009 and June 30, 2009 given the “events or changes in circumstances indicate the intangible asset may be impaired” criteria discussed above. For example, cash used in operations during the first quarter was approximately $705,000 while cash used during the second quarter was only approximately $20,000 as indicated by cash used for the six month period ended June 30, 2009 of approximately $725,000.

At December 31, 2008, the Company determined that it could not effectively monetize the email database that was an acquired asset in the merger with Options Acquisition Sub, Inc. Accordingly, the Company reported an impairment loss for the entire value of this asset.

The Company will provide revised critical accounting policies disclosure in future filings. A copy is attached hereto as Exhibit A.

Mr. Larry Spirgel

October 16, 2009

SEC Comment

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5.

Please provide the report of the other auditors pursuant to Rule 2-05 of Regulation S-X.

Response

The report has been filed as part of the Form 10-K/A.

SEC Comment

Notes to Consolidated Financial Statements

Note 1 - Merger with Options, page F-6

6.

Please tell us how you determined that the acquisition of Options Acquisition Sub was not a reverse acquisition/recapitalization. Please cite the accounting literature upon which you relied.

Response

The Company analyzed the terms of the transaction against paragraph 17(a) of SFAS 141. Clearly SFAS 141 requires a facts and circumstances review to see if purchase accounting is used or the transaction is treated as a reverse merger. Here the public entity sold a substantial number of shares just prior to the closing and, as a result, the public company shareholders pre closing controlled over 50% of the equity post closing. There were no unusual or special voting arrangements that would influence control. Additionally, the Board of Directors was selected by the new private placement investors and Customer Acquisition Network, Inc. (“CAN”) did not have any designees or select any directors. Senior management consisted of the CEO, Mr. Scott Frohman and Mr. Hagai Schecter. Mr. Frohman was solicited by the shareholders of the issuer not CAN. Mr. Schecter had actually sold control of Options Newsletter to CAN in early 2008 and left the Company after a relatively short period of time. Further SFAS 141 paragraph gives credence to purchase accounting when a premium is paid. The Company paid approximately $7 million to CAN in cash, notes and common stock, which was a clear premium. At the time, the Company’s CFO, who was a third party part-time service provider and the Company’s independent registered public accounting firm agreed with this conclusion.

SEC Comment

Notes to Consolidated Financial Statements, continued

Note 1 - Merger with Options, page F-6

7.

Please tell us in detail how determined the fair values of the customer relationship and e-mail data base intangible assets.

Response

Please note that although paragraph 51 requires disclosure of the fair value assigned to each asset and liability, the Company believes that paragraphs 51 and 52 of SFAS 141 do not require disclosure of the method or details of the valuation of assets and liabilities allocated to the purchase price. Therefore per your request, the Company is supplementally providing the following information:

Mr. Larry Spirgel

October 16, 2009

Customer Relationship

The Company acquired Options Acquisition Sub, Inc. (“Acquisition Sub”) from Customer Acquisition Network Holdings, Inc. (“CAN Holdings”) on June 23, 2008. Options Newsletter, Inc. (“Options Newsletter”), the predecessor to Acquisition Sub was acquired by CAN Holdings on January 4, 2008.

In connection with the acquisition of Options Newsletter by CAN Holdings, CAN Holdings’ management hired an independent valuation consultant (the “Consultant”). CAN Holdings and the Consultant determined that the income approach was the most suitable method to value customer relationships. This is a general way of determining a fair value indication of an intangible asset by converting the projected cash flows from the asset into a discounted present value amount.

Using management’s projections of income streams over the expected life, and determining that a 20% discount rate was appropriate, the Consultant estimated that the fair value of customer relationships was $610,000 as of January 4.

During its due diligence and analysis processes, the Company’s management determined that no material changes had taken place since January 2008. Moreover, the basis for the Consultant’s recent valuation of Acquisition Sub’s customer relationships had not materially changed. Accordingly, the Company estimated that the value of the customer relationships was the amortized net carrying value on the books of Acquisition Sub on June 23, 2008 of $475,123.

E-Mail Database

The Company used the market value approach to determine the fair value of the database. This is a general way of determining a fair value indication of a business, business ownership interest, security or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities, or intangible assets that have been sold. Prior to the June 23 merger Acquisition Sub agreed to acquire this data for $350,000. Based on this recent market transaction, the Company estimated the value of the data at $350,000. The Company therefore used the amortized net carrying value of $340,154 as an estimate of the fair value on the merger date of June 23, 2008.

SEC Comment

Notes to Consolidated Financial Statements, continued

Note 1 - Merger with 1 Touch, page F-6

8.

Please tell us in detail how you determined the fair values of the customer relationship and e-mail data base intangible assets.

Response

Please note that although paragraph 51 requires disclosure of the fair value assigned to each asset and liability, the Company believes that paragraphs 51 and 52 of SFAS 141 do not require disclosure of the method or details of the valuation of assets and liabilities allocated to the purchase price. Therefore, per your request, the Company is supplementally providing the following information:

Mr. Larry Spirgel

October 16, 2009

Customer Relationship

Management determined that the income approach was the most suitable method to value the 1 Touch customer relationships. This is a general way of determining a fair value indication of an intangible asset by converting the projected cash flows from the asset into a discounted present value amount.

Management projected the income streams from customer relationships over the expected life based on historical and expected future trends. Management discounted these income streams at a 20% interest rate and determined that the estimated fair value of customer relationships was $296,000.

E-Mail Database

Management used the same methodology to determine the fair value of the 1 Touch data base as we described above for the customer relationships. It discounted managements projections of income streams from the data at a 20% interest rate and determined that the estimated fair value of 1 Touch data was $292,000.

Form 10-Q for the Quarterly Period Ended March 31, 2009

SEC Comment

Note 6 - Related Party Transactions

9.

We note your statement that you terminated two officers without cause on March 31, 2009. Please tell us in your response which officers were terminated and indicate why you did not file a Form 8-K with respect to such firings.

Response

On May 20th, 2009 and on June 4th, 2009, the Company terminated its Senior Vice President and Chief Information Officer. According to Item 5.02(b) of the Form 8-K rules, disclosure is required to be filed on a Form 8-K only if:

“the registrant’s principal executive officer, president, principal financial officer, principal accounting officer, principal operating officer, or any person performing similar functions, or any named executive officer, retires, resigns or is terminated from that position, or if a director retires, resigns, is removed or refuses to stand re-election (except in circumstances described in paragraph (a) of this Item 5.02), disclose the fact that the event has occurred and the date of the event.”

These officers did not hold any of the positions mentioned above and did not perform similar functions. Thus, the Company was not required to file a Form 8-K reporting these terminations.

Form 10-Q for the Quarterly Period Ended June 30, 2009

SEC Comment

Liquidity and Capital Resources, page 20

10.

We note your disclosure that you borrowed an aggregate of $140,000 issuing unsecured notes in May 2009 and that you also "recently" borrowed additional money from three investors. Please file these notes and other related agreements as exhibits with your next filing or advise us why you believe it is appropriate not to include such agreements as material agreements under Item 601(b)(10) of Regulation S-K. Please also explain why the money you borrowed from three investors is not reflected in Note 3 to the financial statements.

Mr. Larry Spirgel

October 16, 2009

Response

We have filed the notes to the Form 10-K/A. Footnote 3 to the Financial Statements is correct as there were only $140,000 of promissory notes issued. The Company determined that the paragraph on page 20 under “Liquidity and Capital Resources” inadvertently contained a duplicate sentence as follows: “Additionally, the Company recently borrowed $100,000 from three investors without interest”. This $100,000 is actually part of the $140,000. This sentence will be deleted in future filings.

If you have any questions, please contact me at (561) 478-7077.

Sincerely yours,

/s/ MICHAEL D. HARRIS
Michael D. Harris

MDH/bjr

cc:

Mr. Steven Stowell (via email)

Mr. Larry Spirgel

October 16, 2009

Exhibit A

Valuation of Long-Lived and Intangible Assets and Goodwill

Pursuant to Statement of Financial Accounting Standards, Goodwill and Other Intangible Assets (“SFAS”) No. 142 and Statement of Financial Accounting Standards Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS”) No. 144, we assess the impairment of identifiable intangibles, long-lived assets and goodwill annually or whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. Factors we consider include and are not limited to the following:

☐

Significant changes in performance relative to expected operating results

☐

Significant changes in the use of the assets or the strategy of our overall business

☐

Significant industry or economic trends

☐

The quoted trading price of our common stock

As determined in accordance with SFAS No. 142, if the carrying value of a reporting unit exceeds its fair value, the impairment loss is measured as the amount by which the goodwill carrying amount exceeds the implied fair value of goodwill. Currently, since we consider our company to operate in one segment we measure the fair value of the Company (the reporting unit) based upon the quoted trading price of our common stock, as adjusted for factors such as minority interests or restrictions (adjusted market capitalization). This value is compared to the carrying value of the net assets of our Company (i.e. stockholders' equity). If the adjusted market capitalization exceeds the carrying value of our net assets then no impairment is indicated. If the carrying value exceeds the market capitalization, then the adjusted market capitalization is compared to the implied fair value of the goodwill. Implied fair value is measured as the adjusted market capitalization less the net asset value of the Company. If the goodwill carrying value exceeds the implied fair value of goodwill, an impairment loss is recognized for the difference.  This goodwill impairment estimation method is subject to the risks that our stock price may change frequently and subject to changes in valuation discounts or premiums and also subject to changes in our net assets carrying values. Accordingly, goodwill impairment estimates may changes significantly in future periods.

In accordance with SFAS No. 144, in determining if impairment of a long-lived asset exists, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. The undiscounted future cash flows is estimated based on historical experience and our estimates of future performance of the Company based on such factors as growth trends both within our company and within the industry. The impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair market value of the assets. The fair market value is estimated using the discounted cash flows method using the same assumptions as in the undiscounted cash flows method and applying an appropriate discount rate based on our costs of capital and other relevant factors. This fair value estimation method is subject to the risks of changing assumptions such as changes in our assessment of future cash flows including changes in our estimate of the terminal values of our intangible assets and changes in our costs of capital or other factors that affect our estimation of the discount rate. Since we only have a short operating history, we cannot accurately analyze our historical experience with the accuracy of these estimates, however, due to the inherent nature of estimates, it is reasonably likely that such estimates may change in the future.